

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

<u>Via U.S. Mail and Facsimile 212.751.3550</u>

Mr. Robert A. Pace
Chief Financial Officer
Independence Tax Credit Plus Program
625 Madison Avenue
New York, NY 10022

> **Re: Independence Tax Credit Plus Program**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 29, 2009**
> **File No. 033-37704**

Dear Mr. Pace:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant